INFLUENCE, INC.
                     601 Montgomery Street
                           Suite 845
                    San Francisco, CA  94111

                       December 20, 1996

                 Application for Withdrawal of
               Registration Statement on Form S-1
                   (SEC Reg. No. 333-10425)


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20005

Ladies and Gentlemen:

     The undersigned, Influence, Inc. a Delaware corporation (the
"Registrant"), hereby applies to withdraw the Registration
Statement on Form S-1 (SEC Reg. No. 333-10425), as originally filed with the Securities and Exchange Commission (the
"Commission") on August 19, 1996 (the "Registration Statement").

     The reason for the Registrant's application of withdrawal is that, based in part on the advice of the Registrant's underwriters as to prevailing market conditions, the Company has determined that proceeding with the public offering at this time is inadvisable.

     No securities have been issued or sold under the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 of the rules and regulations promulgated under the Securities Act of 1933.

     Should the staff of the Commission have further questions regarding this application, please do not hesitate to contact our counsel, Paul I. Rachlin, Esq., of Arnold & Porter, at
(212) 715-1172, or the undersigned at (415) 421-5600.

     IN WITNESS WHEREOF, the undersigned hereby makes this application to withdraw the above-referenced Registration
Statement, and respectfully requests that the Commission enter an order confirming and approving the same.

                                  Sincerely,

                                  INFLUENCE, INC.


                                  By:/s/ Peter A. Bick, M.D.
                                     Peter A. Bick, M.D.
                                     President and Chief
                                       Executive Officer

cc:  David J. Link, Esq.
     (Securities & Exchange Commission)
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